Exhibit 99.1

Pembina Pipeline Corporation and Breakfast Club of Canada Expand Breakfast Program to Four Indigenous Schools

CALGARY, June 21, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that in celebration of National Indigenous Peoples Day, its signature community investment program, Fuel 4 Thought, has launched in Driftpile First Nation, Sturgeon Lake Cree First Nation, Alexis Nakota Sioux First Nation and Ktunaxa Nation Council.

In partnership with Breakfast Club of Canada, Fuel 4 Thought serves a healthy breakfast to 140,000 kids across communities where Pembina operates to ensure young people have the energy they need to realize their full potential.

"We work closely with our communities and Indigenous partners to develop opportunities to collaborate on community projects," said Jaret Sprott, Pembina's Senior Vice President & COO, Facilities. "We work hard to understand the challenges in the areas where we operate. When we found out that 1 in 2 children in Indigenous communities across Canada are at risk of starting their day on an empty stomach, we saw an opportunity to make a big difference with our Fuel 4 Thought program."

Many of Pembina's operations are located on or near First Nations and Métis lands. Building relationships with Indigenous communities helps Pembina employees better understand local needs. "Our Indigenous neighbours have a special interest in the land on which we operate, and today is a great opportunity to recognize and celebrate the heritage, diverse cultures and outstanding contributions of First Nations, Inuit and Métis peoples," added Mr. Sprott.

"At Breakfast Club of Canada, we strongly value the communities of our Indigenous People," said Daniel Germain, Founding President, Breakfast Club of Canada. "Many of these communities have seen generation after generation of adversity and are demanding change for a better future. When you provide a child with a nutritious meal, you provide them with the equal opportunities as their peers. The changes being brought into these four communities will last for generations and will allow others to be inspired and demand change for their own."

"Education is the future for our people," said Ann Mclean, Principal, Sturgeon Lake Cree Nation School. "When you've eaten breakfast you're more alert, and ready to get to the task at hand."

To celebrate the launch, Pembina released a video of Fuel 4 Thought in action at the Sturgeon Lake Cree Nation School. Watch it here.

Through Fuel 4 Thought, Pembina invests $1.5 million to support nutritious breakfast programs in high-needs schools within many of the Company's operating areas across Canada.

Visit www.pembina.com/our-responsibility/community-investment for more information on Fuel 4 Thought and Pembina's Community Investment programs.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

  Preserve value by providing safe, environmentally conscious, cost-effective and reliable services;
  Diversify by providing integrated solutions which enhance profitability and customer service;
  Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
  Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

About Breakfast Club of Canada

Breakfast Club of Canada is a non-profit organization that provides funding, equipment, training and support to school breakfast programs across the country. We are dedicated to making sure every child starts their day with a meal, helping them thrive at school, and in their community. Founded in Quebec in 1994, Breakfast Club of Canada began to fund and support school breakfast programs nationwide in 2005.

View original content:http://www.prnewswire.com/news-releases/pembina-pipeline-corporation-and-breakfast-club-of-canada-expand-breakfast-program-to-four-indigenous-schools-300670596.html

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2018/21/c5832.html

%CIK: 0001546066

For further information: For media inquiries, please contact 403-691-7601 or media@pembina.com.

CO: Pembina Pipeline Corporation

CNW 20:11e 21-JUN-18